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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41221

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __11/01/21__ AND ENDING __10/31/22__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MARK J. MILLER EQITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18 PHEASANT DRIVE

(No. and Street)

RYE	**NY**	**10580**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM	**516-526-1586**	akrim@mullereuqities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAINES AND FISCHER LLP

(Name – if individual, state last, first, and middle name)

555 FIFTH AVE-STE 901	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

NOV 5 2009	3760
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, Mark J. Muller_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to MARK J. Muller Equities, Inc.   as of   10/31/22_____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer

Title

Ian Douglas.   2/3/2023

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MARK J. MULLER EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2022

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mark J. Muller Equities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mark J. Muller Equities, Inc. (the "Company"), as of October 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Raines & Fischer LLP

New York, New York
February 3, 2023

MARK J. MULLER EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2022

ASSETS

Cash	$ 163,066
Commissions receivable	175,404
Due from clearing broker	126,968
Other assets	39,592
Total assets	$ 505,030

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 128,025
Subordinated borrowings	50,000
Total liabilities	178,025

Commitments and Contingencies

Stockholders' equity

Common stock	25,000
Additional paid in capital	714,796
Retained earnings (deficit)	(412,791)
Total Stockholders' equity	327,005
Total liabilities and stockholders' equity	$ 505,030

The accompanying notes are an integral part of this statement

Note 1 - Organization and Nature of the Business

Mark J. Muller Equities, Inc. (the "Company") is a New York State S-corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company adopted this new standard using the modified retrospective approach as of November 1, 2018. This adoption did not have a material impact on the financial statements.

b) Revenue Recognition
The Company principally earns commission buying and selling securities for a diverse group of institutional investors. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related execution and clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Based on the factors identified in the preceding sentence, no significant judgments are required that affect the determination of the amount and timing of revenue from contracts with customers.

During May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principals versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance

b)   Revenue Recognition (continued)

on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing, "which clarified the identification of performance obligations and licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606," which both affect narrow aspects of Topic 606.   Topic 606 (as amended) was effective for fiscal years, and interim periods within those years, beginning after December 15, 2017.   The Company's execution transactions generally settle T+2, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

c)   Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

d)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results, as determined at a later date, could differ from those estimates.

e)   Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable.   The Company maintains cash balances with commercial banks and other major institutions.   At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities, Inc.   The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non-performance. In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date.   The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations.   Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels.   The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Revenue billed to five customers accounted for approximately 12%, 11%, 9%, 9% and 5%, respectively, of the Company's earned net revenue, and accounts receivable due from five customers amounted to approximately 49% of all receivables.

f)   Accounts Receivable Reserves

The Company carries its accounts receivable at cost less an allowance for doubtful accounts.   On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on the history of past write-offs and collections and current conditions.   No allowance for doubtful accounts was required at October 31, 2022.

g)   Income Taxes

The Company is taxed as an S-corporation for federal and state income tax purposes and, thus, no provision has been recorded for income tax expense in the financial statements.   Taxable income of the Company is passed through to the stockholders' and reported on their individual tax returns. The Company is, however, subject to New York State Franchise Tax and New York City General Corporation Tax.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions.   At October 31, 2022, the Company did not have any unrecognized tax benefits or liabilities.   The Company operates in the United States and in the State and City of New York, and the previous three years tax returns (ie. 2019, 2020, 2021) remain subject to examination by tax authorities.   There are presently no ongoing income tax examinations.

h)   Fair Value Measurement

The Company adopted fair value measurement standards prescribed by the FASB which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date.   This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.

Note 3 –   Commissions Receivable

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers.   The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.   However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes.   As of October 31, 2022, $55,131 of commissions receivable were considered non-allowable.

Note 4 –   **Subordinated Borrowings**

Subordinated liabilities consist of a subordinated loan agreement which was approved by the New York Stock Exchange. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid.   The loan is payable to an entity owned by the Company's stockholder.

	Maturity Date	Interest Rate	Face Value
Subordinated Loan	April 30, 2023	6%	$50,000

Note 5 –   **Bank Line of Credit**

The Company has access to a $100,000 bank line of credit with an interest rate of 4.25%.   As of October 31, 2022, there was no outstanding liability in connection with the line of credit.   The line of credit is guaranteed by the stockholder of the Company.   There was no interest expense incurred for the year ended October 31, 2022.

Note 6 –   **Commitments and Contingencies**

In the ordinary course of business, the Company is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

Note 7 –   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   At October 31, 2022 the Company had net capital of $282,282, which was $273,749 in excess of its required net capital of $8,533.   The Company's net capital ratio was .4534 to 1.

Note 8 –   **Notes Payable**

PPP Loan
The Company received a loan from JP Morgan Chase Bank in the amount of $162,285 under Paycheck Protection Program established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan is subject to a note dated March 11, 2021.   The loan was forgiven on January 10, 2022, and is included in revnues.

Note 9 –   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequently to October 31, 2022 through February 3, 2023, the date of the filing of this report.   The Company does not note any

Note 9 –   **Subsequent Events** (continued)

subsequent events requiring disclosure or adjustments to the financial statements.

Note 10 –   **COVID-19**

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. While the development and distribution of a vaccine presents the real possibility of ultimate containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results.